SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            Valpey-Fisher Corporation
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   9203 44 108
                                   -----------
                                 (CUSIP Number)

                              MICHAEL J. FERRANTINO
                                 75 SOUTH STREET
                               HOPKINTON, MA 01748
                                 (508) 435-6831
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 9203 44 108
---------------------


================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             MICHAEL J. FERRANTINO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          259,508 SHARES
  NUMBER OF    -----------------------------------------------------------------
   SHARES          8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      - 0 -
    EACH       -----------------------------------------------------------------
  REPORTING        9      SOLE DISPOSITIVE POWER
PERSON WITH
                          259,508 SHARES
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    259,508 SHARES
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                     / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON (See Instructions)

                    IN
================================================================================

---------------------
CUSIP No. 9203 44 108
---------------------

            The following constitutes the Schedule 13D filed by the undersigned.

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the Common Stock, par value $.05, of Valpey-Fisher Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 75 South Street, Hopkinton, MA 01748.


Item 2.     Identity and Background.
            -----------------------

            (a) This statement is filed by Michael J. Ferrantino. Mr. Ferrantino is President and Chief Executive Officer of the Issuer.

            (b) The principal business address of Mr. Ferrantino is 75 South Street, Hopkinton, MA 01748.

            (c) Mr. Ferrantino has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (d) Mr. Ferrantino has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e) Mr. Ferrantino is a citizen of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the shares of Common Stock of the Issuer purchased by Mr. Ferrantino is $24,279. Mr. Ferrantino used his personal funds to purchase such shares of Common Stock.


Item 4.     Purpose of Transaction.
            ----------------------

            Mr. Ferrantino is the President and Chief Executive Officer of the Issuer. The purchases of the shares of Common Stock of the Issuer by Mr. Ferrantino reported in this Schedule 13D were made for the purpose of increasing his equity position in the Issuer and for investment. Mr. Ferrantino may acquire additional shares of Issuer.

            Mr. Ferrantino has no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of
Schedule 13D.

---------------------
CUSIP No. 9203 44 108
---------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the close of business on October 1, 2004, Mr. Ferrantino beneficially owned 225,661 shares of Common Stock of the Issuer, including 98,461 shares issuable upon exercise of then currently exercisable stock options, representing approximately 5.2% of the outstanding common stock of the Issuer. As of the close of business on April 10, 2006, Mr. Ferrantino beneficially owned 259,508 shares of Common Stock of the Issuer, including 132,308 shares issuable upon exercise of currently exercisable stock options, representing approximately 5.9% of the outstanding common stock of the Issuer.

            (b) Mr. Ferrantino has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Issuer owned by him.

            (c) There were no transactions by Mr. Ferrantino in the shares of Common Stock of the Issuer during the sixty days prior to October 1, 2004. There have been no transactions by Mr. Ferrantino in the shares of Common Stock of the issuer since October 1, 2004.

            (d) No person other than Mr. Ferrantino is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer owned by Mr. Ferrantino.

            (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
            ------------------------------------

            On December 19, 2002, Mr. Ferrantino received an award of 100,000 shares of restricted stock pursuant to a Restricted Stock Agreement dated December 19, 2002. The award vests, contingent on continued employment with the Issuer, at the rate of 20% per year beginning October 23, 2003. The awards may become vested sooner upon death or certain defined change of control transactions. Dividends are paid with respect to unvested restricted shares at the same rate and time as dividends, if any, are paid on outstanding Issuer shares of Common Stock generally.

            On September 30, 2002 Issuer granted Mr. Ferrantino options to purchase 200,000 shares of Common Stock of Issuer at an exercise price of $3.25 per shares, of which options to purchase 30,769 shares vested on September 30, 2002; options to purchase 33,846 shares vested on each of October 1, 2003 and 2004; options to purchase 33,847 shares vested on October 1, 2005; and options to purchase 33,846 shares will vest on each of October 1, 2006 and 2007.

            Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Ferrantino and any other person, with respect to the securities of the Issuer.

---------------------
CUSIP No. 9203 44 108
---------------------

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1. Restricted Stock Agreement dated December 19, 2002 between Michael J. Ferrantino and Valpey-Fisher Corporation.

            2. Option Agreement dated September 30, 2002 between Michael J. Ferrantino and Valpey-Fisher Corporation.





                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 13, 2006

                                             /s/ Michael J. Ferrantino
                                             -----------------------------------
                                             MICHAEL J. FERRANTINO

---------------------
CUSIP No. 9203 44 108
---------------------


                                  EXHIBIT INDEX

    Exhibit
    -------

          1. Restricted Stock Agreement dated December 19, 2002 between Michael J. Ferrantino and Valpey-Fisher Corporation. (Incorporated by reference to Exhibit 10.5 of Form 10-K of
                Valpey-Fisher Corporation for the year ended December 31, 2003)

          2. Option Agreement dated September 30, 2002 between Michael J. Ferrantino and Valpey-Fisher Corporation - filed herewith

                                                                       Exhibit 2


                             STOCK OPTION AGREEMENT


         AGREEMENT, made as of the 30th day of September 2002, by Valpey-Fisher Corporation (hereinafter called the "Corporation"), a corporation organized and existing under the laws of the State of Maryland, with its principal place of business at 75 South Street, Hopkinton, Massachusetts 01748 and Michael J. Ferrantino (hereinafter called the "Optionee").

                                   WITNESSETH:
                                   -----------

         WHEREAS, the Optionee is presently employed by the Corporation or one of its subsidiaries; and

         WHEREAS, the Corporation considers it desirable and in its best interest that the Optionee be given an option to purchase common stock of the Corporation; and

         WHEREAS, the Stock Option-Compensation of the Board of Directors of the Corporation (the "Administrator") at a meeting held on September 30, 2002 resolved to grant the Optionee the option described herein.

                  NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

         1. This Agreement recites the terms and conditions of the option granted to the Optionee by the Corporation on September 30, 2002 pursuant to the Valpey-Fisher Corporation 1992, 1999 and 2001 Stock Option Plan (the "Plan").

         2. Pursuant to the Plan and subject to its terms and conditions, the Corporation grants to the Optionee an option (the "Option") to purchase 200,000 shares (the "Option Shares") of its common stock, par value $.05 per share, at a price of $3.25 per share (being at least the fair market value of the stock on September 30, 2002) in the manner and subject to the provisions hereinafter provided. The option is an Incentive Stock Option (as defined in the Plan).

         3. Subject to earlier termination as hereafter provided, the Option shall terminate in all respects at, and no exercise as to any shares covered by the Option shall be honored after, the close of business on September 29, 2012 (the "Expiration Date").

         4. Except as otherwise provided herein, the Option is exercisable during the lifetime of the Optionee only by the Optionee, and, subject to the provisions of Paragraph 6 hereof, only if (i) at the time of any and every exercise of the Option the Optionee is an employee of an Employer Corporation (as hereinafter defined) and (ii) the Optionee shall have been in the continuous employ of an Employer Corporation from the date of this Agreement to the date of exercise. As used herein, "Employer Corporation" shall mean any of the Corporation or a "subsidiary corporation", as that term is defined in Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code") or any successor statutory provision.

         5. The Option shall be exercisable as follows:

         As to 30,769 option shares - at any time on or after September 20, 2002, and until the expiration date.

         As to the remaining 169,231 of the Option Shares ("remaining option shares"):

          - 20% of the remaining option shares - at any time on or after September 30, 2003, and until the expiration date.

          - 40% of the remaining option shares - at any time on or after September 30, 2004, and until the expiration date.

          - 60% of the remaining option shares - at any time on or after September 30, 2005, and until the expiration date.

          - 80% of the remaining option shares - at any time on or after September 30, 2006, and until the expiration date.

          - 100% of the remaining option shares at any time on or after September 30, 2007, and until the expiration date.

However, the Option shall be exercisable as to whole shares only, and the Corporation may make such adjustment as it deems appropriate in the number of shares issuable upon exercise so that no fractional shares will be issued, provided that no such adjustment to eliminate the exercise of the Option for fractional shares shall alter the aggregate number of shares as to which the Option may be exercised.

         6. (a) Subject to the provisions of Paragraph 3, if the Optionee shall cease to be employed by the Employer Corporation by reason of death or any other reason other than voluntarily quitting, discharge for cause or permanent and total disability as defined in Section 22(e)(3) of the Code ("Disability"), as determined by the Administrator of the Plan, the Optionee or his duly appointed guardian or other legal representative ("Legal Representative"), as the case may be, may, but only within the three months next succeeding such cessation of his employment , exercise the Option to the extent that the Optionee would have been entitled to do so on the date of such cessation of his employment. If the Optionee voluntarily quits or is discharged for cause the Option shall terminate on the date of cessation of employment.

         (b) Subject to the provisions of Paragraph 3, if the Optionee shall cease to be employed by the Employer Corporation by reason of a Disability, the Option shall be exercisable by the Optionee or the Optionee's Legal Representative to the extent that the Optionee would have been entitled to do so on the date of such cessation of employment, but only within one year following such cessation of employment.

         7. (a) Any exercise of the Option shall be made by

               (A) the delivery by the Optionee (or his Legal Representative) to the Corporation at its principal office at 75 South Street, Hopkinton, Massachusetts 01748, or such other place as the Corporation may designate, of (i) written notice of such exercise stating the number of shares with respect to which the Option is being exercised (the "Purchase Shares") and (ii) the certificate described in paragraph (b) below,

               (B) the payment of the purchase price for the Purchased Shares (the "Purchase Price"), and

               (C) if pursuant to paragraph 10 a Withholding Tax (as defined in paragraph 10) is payable and the Corporation so requires, payment to the Corporation in the amount of the Withholding Tax.

The Date of Exercise shall be the date on which such deliveries and payments are made or, if they are not made on the same date, the date on which the last to be made is made.

         (b) With each notice of exercise, the Optionee shall deliver a certificate of the Optionee (or his Legal Representative) in form and substance reasonably acceptable to the Corporation, to the effect that he will not dispose of the Purchased Shares in violation of the Securities Act of 1933, as amended, or the rules of any stock exchange upon which the shares of common stock of the Corporation are listed; provided, however, if the Plan and the options granted thereunder and the issuance of shares upon exercise of options is registered under the Securities Act of 1933, as amended, the Optionee (or his Legal Representative) need not furnish such certification.

         (c) Promptly after the Date of Exercise, the corporation shall cause to be delivered to the Optionee (or his Legal Representative) stock certificates evidencing the Purchased Shares. Such certificates may contain such legend reflecting any restrictions upon the transfer of the shares evidenced thereby as in the opinion of counsel to the Corporation may be necessary to the lawful and proper issuance of such certificates.

         (d) Notwithstanding anything to the contrary herein contained, if the Corporation determines pursuant to the provisions of paragraph 8 that the Purchase Price may not be paid in the manner elected by the Optionee (or his Legal Representative), the Corporation may require the Optionee (or his Legal Representative) to make payment in an alternative manner acceptable to the Corporation.

         (e) Notwithstanding anything to the contrary herein contained, the Corporation, in its discretion, may postpone the issuance and delivery of the certificates evidencing the Purchased Shares until the completion of any stock exchange listing, or registration or other qualification thereof under any state or federal law, rule or regulation which the Corporation may deem necessary or appropriate; and may require the person exercising an Option to make such representations and furnish such information as it may deem appropriate in connection with the issuance of the shares in compliance with applicable law or sound corporate practice. A registration statement registering the shares issuable upon exercise of Options under the Securities Act of 1933 may be in effect from time to time, but the Corporation shall have no obligation to file or keep effective any such registration statement.

         8. (a) (i) The Purchase Price shall be paid by good check, bank draft or money order payable to the order of the Corporation in the amount of the Purchase Price less any portion paid as set forth in (ii) below.

         (ii) Provided it can be done without violating any agreements to which the Corporation is a party (to be determined by the Corporation in its discretion) and subject to the provisions of paragraph (b) below, a portion (not to exceed the Purchase Price less an amount equal to the aggregate par value of the Purchased Shares) to be paid by the transfer to the Corporation of shares of the Corporation's Common Stock owned by the Optionee ("Optionee Stock") having an aggregate Fair Market Value, determined as set forth by the Plan, on the Date of Exercise equal to the portion of the Purchase Price being so paid.

         (b) If the Optionee (or Legal Representative) desires to pay a portion of the Purchase Price by the transfer of shares of Optionee Stock, the Optionee shall deliver to the Corporation with the notice of exercise, (i) a statement of the portion of the Purchase Price to be paid by the transfer of shares of Optionee Stock, (ii) a certificate or certificates evidencing shares of Optionee Stock registered in the name of the Optionee accompanied by a duly executed assignment of the shares to the Corporation or, if registered in the name of a third person, in good form for American Stock Exchange transfer, having a Fair Market Value on the Date of Exercise at least equal to the portion of the Purchase Price so to be paid, and (iii) a written representation of the Optionee (or Legal Representative) that such shares are owned by the Optionee free and clear of all liens, claims and encumbrances. If the certificate or certificates evidencing Optionee Stock so delivered shall evidence shares exceeding the number to be transferred to the Corporation, the Corporation shall cause to be delivered to the Optionee (or Legal Representative) a certificate evidencing the balance of the shares registered in the name of the Optionee or his designee.

         9. If the Optionee shall dispose of any Purchase Shares either (a) within two years after the date of the grant of the Option, or (b) within one year after the acquisition of such shares, he will promptly thereafter notify the Corporation in writing of such disposition and the amount realized upon such disposition. For the purpose of the preceding sentence, the shares will be deemed to be acquired by the Optionee on the Date of Exercise.

         10. If any transaction relating to the Option shall result in the required recognition by the Optionee of compensation, the Corporation or its subsidiary which employees the Optionee may withhold from any compensation payment or payments to the Optionee such amount as it deems necessary or appropriate to comply with the requirements of applicable law ("Withholding Tax") or, alternatively, the Corporation may require the Optionee to pay to it an amount equal to the Withholding Tax.

         11. Neither the Optionee nor his Legal Representative shall have any of the rights of a shareholder of the Corporation with respect to the shares of common stock issuable upon the due exercise of the Option, except to the extent that one or more certificates for such shares shall have been issued upon the exercise of the Option.

         12. The Option shall not be assigned, pledged or hypothecated in any way, shall not be subject to execution, and is not transferable by the Optionee otherwise than by will or the laws of descent and distribution. Any attempt at assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof, and the levy of any attachment or similar proceeding upon the Option, shall be null and void.

         13. In the event of a recapitalization, stock split, stock combination, stock dividend, exchange of shares, or a change in the corporate structure or shares of the Corporation, or similar event, the Board of Directors shall make adjustments in the kind and number of shares issuable upon exercise of the Option and in the exercise price to the extent the Board of Directors deems appropriate. Any such determination by the Board of Directors shall be conclusive. If the Corporation shall be a party to a merger or consolidation or shall sell substantially all its assets, the Option shall pertain and apply to the securities and/or property which a holder of the number of shares of common stock subject to the Option immediately prior to such merger, consolidation, or sale of assets would be entitled to receive in such merger, consolidation, or sale of assets.

         14. Except in connection with any event described in Paragraph 13, upon the complete liquidation of the Corporation the Option shall be deemed cancelled to the extent not exercised. In the event of the complete liquidation of any Employer Corporation (other than the Corporation) employing Optionee, or in the event such corporation ceases to be an Employer Corporation, the Option shall be deemed cancelled to the extent not exercised unless the Optionee shall become employed by another Employer Corporation (including the Corporation) concurrently with such event.

         15. The Option granted hereby shall not impose any obligation on any Employer Corporation to continue the employment of the Optionee.

         16. The pronouns used herein and the words Optionee and Legal Representative and the pronouns therefor, shall be construed as masculine, feminine or neuter, and in the singular or plural, as the sense requires. Any defined term used herein but not otherwise defined shall have the meaning ascribed to in the Plan.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.


Valpey-Fisher Corporation

By: /s/ Ted Valpey, Jr.                          /s/ Michael J. Ferrantino
    -----------------------                      -------------------------
    Ted Valpey, Jr.                              Michael J. Ferrantino
    Chairman